UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **April 30, 2003**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events.

On April 30, 2003 AirTran Holdings, Inc. issued a press release announcing its intention to sell, subject to market and other conditions, $100 million principal amount of Convertible Notes due 2023 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933.

The press release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by this reference.

Item 7. Exhibits.

Press release dated April 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.


AirTran Holdings, Inc.
(Registrant)


Date: April 30, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)



AirTran Airways, Inc.
(Registrant)


Date: April 30, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)


EXHIBIT 99

FOR IMMEDIATE RELEASE Media Contact: Tad Hutcheson
April 30, 2003 tad.hutcheson@airtran.com
407.251.5578

AIRTRAN HOLDINGS, INC., ANNOUNCES PROPOSED OFFERING OF CONVERTIBLE NOTES

ORLANDO, Fla. (April 30, 2003) - AirTran Holdings, Inc., (NYSE: AAI) the parent company of AirTran Airways, today announced its intention to sell, subject to market and other conditions, $100 million principal amount of Convertible Notes due 2023, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act"). In addition, AirTran will grant initial purchasers a 30-day option to purchase up to an additional $25 million principal amount of the notes. The interest rate, conversion rate (including the circumstances in which a holder may convert its notes) and offering price are to be determined by negotiations between AirTran and the initial purchasers of the notes. AirTran plans to use the net proceeds from the offering for working capital and general corporate purposes.

This announcement is neither an offer to sell nor a solicitation to buy any of these notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The notes being offered and the common stock issuable upon conversion of the notes have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.